January 6, 2009

Mail Stop 3561

Ms. Marcy Syms
Syms Corporation
One Syms Way
Secaucus, New Jersey 07094

RE: Syms Corporation
Form 10-K for Fiscal Year Ended March 1, 2008 and Filed April 25, 2008

Dear Ms. Syms:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      John Reynolds
      Assistant Director
      Office of Beverages, Apparel
       and Health Care Services